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SEC FILE NUMBER
8-70480

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARMSTRONG SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

FEB 20 2024

711 3RD AVENUE, FLOOR 5
(No. and Street)

Washington, DC

NEW YORK (City) NY (State) 10017 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JENNIFER POLISCHUK (Name) 212-938-1200 (Area Code – Telephone Number) jpolischuk@armstrongsec.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave. Floor 11 (Address) New York (City) NY (State) 10017 (Zip Code)

09/24/2003 (Date of Registration with PCAOB)(if applicable) 173 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, JENNIFER POLISCHUK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ARMSTRONG SECURITIES LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Lissette Argudo
NOTARY PUBLIC
State of Connecticut
My Commission Expires 04/30/2026

Signature: [signature]

Title: Chief Financial Officer - FINOP

[signature]
Notary Public

This filing** contains (check all applicable boxes):

SEC Mail Processing
FEB 20 2024
Washington, DC

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Armstrong Securities LLC

Report on Audit of Financial Statement

As of and for the Year Ended December 31, 2023

Contents

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of Armstrong Securities LLC
Old Greenwich, Connecticut

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Armstrong Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement")[2]. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Armstrong Securities LLC auditor since 2023.

New York, New York
February 15, 2024

Statement of Financial Condition
December 31, 2023

ASSETS	
Cash and cash equivalents	$ 2,271,527
Deposit with clearing broker	10,000
Prepaid expenses	4,530
Other assets	2,018
TOTAL ASSETS	$ 2,288,075
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accrued expenses	$ 52,667
Due to affiliate	121,559
TOTAL LIABILITIES	174,226
Member's Equity	
TOTAL MEMBER'S EQUITY	2,113,849
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,288,075

See accompanying Notes to Financial Statement

Notes to Financial Statement
As of and for the Year Ended December 31, 2023

1. Organization and Nature of Business

Armstrong Securities LLC (the "Company"), incorporated under the laws of the state of Delaware on January 9, 2020. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective March 23, 2023. The Company is wholly-owned by Armstrong Securities Holdings LLC ("Parent"), a holding company. Armstrong Securities Holdings LLC is a wholly-owned subsidiary of EF Holdco Inc., which is a subsidiary of Ellington Financial Operating Partnership LLC, and is majority-owned ultimately by Ellington Financial Inc. ("EFC").

The Company is approved by FINRA to operate pursuant to the provisions of the Securities Exchange Act ("SEA") Rule 15c3-3 (the Customer Protection Rule) and to engage in repurchase/reverse repurchase transactions, proprietary and agency based trading, underwriting, and private placement transactions and as a broker or dealer selling interests in mortgages or other receivables, U.S. government and corporate debt securities with institutional customers and other broker dealers.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits. The Company has not experienced any losses in the accounts and does not believe there to be any significant credit risk with respect to the deposits.

Cash Segregated under Federal and Other Regulations

The Company has established a segregated special reserve bank account for the benefit of customers under SEC Rule 15c3-3. There was no reserve account balance required as of December 31, 2023.

Deposit with Clearing Broker

The Company is in process of establishing a fully disclosed clearing relationship. As part of the application process, the Company has made a $10,000 deposit.

Notes to Financial Statement
As of and for the Year Ended December 31, 2023

Income Tax Policy
The Company is a disregarded entity of the Parent for income tax purposes and as such its activities are reported on the consolidated returns of EF Holdco Inc. As of December 31, 2023, the Company has no separate income tax provisions and has determined there were no uncertain tax positions.

3. Related Party

The Company entered into an expense sharing, personnel allocation and services agreement on February 13, 2023, with Ellington Financial Inc. The Company is allocated on a monthly basis certain expenses, including shared employee compensation, occupancy as well as other general overhead expenses in accordance with the agreement. As of December 31, 2023, the balance owed under the agreement was $121,559.

Notes to Financial Statement
As of and for the Year Ended December 31, 2023

4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Standard permitted by the Rule. Under this alternative, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. Net capital changes from day to day. At December 31, 2023, the Company had net capital of $2,107,301 which exceeded its required net capital by $1,857,301.

The Company commenced operations, has not opened any customer accounts, and does not hold customer funds or securities. Accordingly, while subject to SEC Rule 15c3-3, the Company operates under the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under which the Company is also eligible to file an Exemption Report.

5. Commitments and contingencies

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The Company does not believe that these matters will have a material adverse effect on the Company's financial position.

6. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2023 and February 15, 2024, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.